# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NOVAGOLD RESOURCES INC., CIK 0001173420
CUSIP: 66987E206
Title of class of securities: Common shares
Address of issuer's principal executive offices: 201 South Main Street, Suite 400, Salt Lake City, Utah (UT), 84111
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001172661-25-002987
Filed by CIK 0001732768

## Reporting persons
- Giovanni Agnelli B.V.: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Netherlands (P7); sole voting power 31,244,900; shared voting power 0; sole dispositive power 31,244,900; shared dispositive power 0; aggregate amount beneficially owned 31,244,900 (7.12% of the class)
  Comment: 1. The securities covered by this Schedule 13G may include the same class of shares with different CUSIPs acquired in exempt transactions under the Securities Act of 1933. The CUSIP reported is the CUSIP for the Common Shares.
- Exor N.V.: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Netherlands (P7); sole voting power 31,244,900; shared voting power 0; sole dispositive power 31,244,900; shared dispositive power 0; aggregate amount beneficially owned 31,244,900 (7.12% of the class)
  Comment: 1. The securities covered by this Schedule 13G may include the same class of shares with different CUSIPs acquired in exempt transactions under the Securities Act of 1933. The CUSIP reported is the CUSIP for the Common Shares.
- Lingotto Investment Management (UK) Limited: type of reporting person: corporation (CO), non-U.S. institution (FI); citizenship or place of organization: United Kingdom (X0); sole voting power 31,244,900; shared voting power 0; sole dispositive power 31,244,900; shared dispositive power 0; aggregate amount beneficially owned 31,244,900 (7.12% of the class)
  Comment: 1. The securities covered by this Schedule 13G may include the same class of shares with different CUSIPs acquired in exempt transactions under the Securities Act of 1933. The CUSIP reported is the CUSIP for the Common Shares.
- Lingotto Investment Management LLP: type of reporting person: partnership (PN), non-U.S. institution (FI); citizenship or place of organization: United Kingdom (X0); sole voting power 31,244,900; shared voting power 0; sole dispositive power 31,244,900; shared dispositive power 0; aggregate amount beneficially owned 31,244,900 (7.12% of the class)
  Comment: 1. The securities covered by this Schedule 13G may include the same class of shares with different CUSIPs acquired in exempt transactions under the Securities Act of 1933. The CUSIP reported is the CUSIP for the Common Shares.

## Item 1. Issuer
Name of issuer: NOVAGOLD RESOURCES INC.
Address of issuer's principal executive offices: 201 South Main Street, Suite 400, Salt Lake City, Utah 84111, United States

## Item 2. Person Filing
Name of person filing:
Giovanni Agnelli B.V.
Exor N.V.
Lingotto Investment Management (UK) Limited
Lingotto Investment Management LLP

Lingotto Investment Management LLP, which acquired the securities being reported on, is 99.7% owned by Lingotto Investment Management (UK) Limited. Lingotto Investment Management (UK) Limited is a wholly owned subsidiary of Exor N.V., which in turn is controlled by Giovanni Agnelli B.V.
Address of principal business office or, if none, residence:
Giovanni Agnelli B.V.
Hildegard von Bingenstraat 38
1081 LH Amsterdam
The Netherlands

Exor N.V.
Hildegard von Bingenstraat 38
1081 LH Amsterdam
The Netherlands

Lingotto Investment Management (UK) Limited
7 Seymour Street
London, W1H 7JW
United Kingdom

Lingotto Investment Management LLP
7 Seymour Street
London, W1H 7JW
United Kingdom
Citizenship:
Giovanni Agnelli B.V. - the Netherlands
Exor N.V. - the Netherlands
Lingotto Investment Management (UK) Limited- United Kingdom
Lingotto Investment Management LLP - United Kingdom

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the responses to Item 9 on the attached cover pages.
Percent of class: See the responses to Item 11 on the attached cover pages.
Sole power to vote or to direct the vote: See the responses to Item 5 on the attached cover pages.
Shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages.
Sole power to dispose or to direct the disposition: See the responses to Item 7 on the attached cover pages.
Shared power to dispose or to direct the disposition: See the responses to Item 8 on the attached cover pages.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Item 2

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Percent of class based on 438,815,994 common shares outstanding at October 2, 2026 as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on October 8, 2026.

This Amendment No. 3 to Schedule 13G is being filed by Lingotto Investment Management LLP as an amendment to the Schedule 13G previously filed by Exor N.V. (CIK: 0001589122) on March 25, 2024 pursuant to the Joint Filing Agreement filed as Exhibit 99.1 thereto, and as subsequently amended on November 13, 2024 and August 11, 2025.

Amendment No. 2 was inadvertently submitted under form type Schedule 13G rather than Schedule 13G/A. The 11 August 2025 filing amended Exor N.V.'s Amendment No. 1 (0001193125-24-257042).

## Signatures
- Giovanni Agnelli B.V.: /s/ Guido de Boer, Guido de Boer / Authorized Signatory (10/30/2026)
- Exor N.V.: /s/ Guido de Boer, Guido de Boer / Chief Financial Officer (10/30/2026)
- Lingotto Investment Management (UK) Limited: /s/ Enrico Vellano, Enrico Vellano / CEO (10/30/2026)
- Lingotto Investment Management LLP: /s/ Enrico Vellano, Enrico Vellano / CEO (10/30/2026)